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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                            ELECTROPHARMACOLOGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                     286128
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                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
      One S.E. 3rd Avenue, 28th Floor, Miami, Florida 33131; (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 9, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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                                  SCHEDULE 13D

CUSIP NO. 286128



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 1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NORTON HERRICK
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [x]

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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS

           PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)
                                                                             [ ]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                                     7     SOLE VOTING POWER

           NUMBER OF                       1,861,900
            SHARES                  --------------------------------------------
         BENEFICIALLY                8     SHARED VOTING POWER
           OWNED BY
             EACH                          2,241,771
           REPORTING                --------------------------------------------
            PERSON                   9     SOLE DISPOSITIVE POWER
             WITH
                                           1,861,900
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,861,900

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [x]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.3%

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14   TYPE OF REPORTING PERSON

           IN

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     THE REPORTING PERSON LISTED ON THE COVER PAGE TO THIS SCHEDULE 13D HEREBY
MAKES THE FOLLOWING STATEMENT PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THIS STATEMENT IS AN AMENDMENT OF THE
SCHEDULE 13D DATED NOVEMBER 13,1995, AS AMENDED AND RESTATED BY AMENDMENT NO. 1 TO SCHEDULE 13D DATED OCTOBER 15, 1996, AS AMENDED BY AMENDMENT NO. 2 TO
SCHEDULE 13D DATED JUNE 5, 1997 (THE "ORIGINAL SCHEDULE 13D"). FOR FURTHER INFORMATION REGARDING ANY OF THE ITEMS AMENDED HEREIN, REFERENCE IS MADE TO THE ORIGINAL SCHEDULE 13D. CAPITALIZED TERMS USED HEREIN AND NOT DEFINED HAVE THE MEANINGS ASCRIBED TO THEM IN THE ORIGINAL SCHEDULE 13D.

ITEM 2 IDENTITY AND BACKGROUND.

     Item 2 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

     Pursuant to Rule 13d-5 promulgated under the Exchange Act, Mr. Herrick may be deemed to be a member of a "group" with David Saloff, Murray Feldman, George Levine, and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC (collectively, the "EPHI Group") because they have mutually agreed to vote their shares in favor of the transactions described in Item 4 below. However, because such agreement to vote is limited to the matters described in Item 4 below, Mr. Herrick disclaims the existence of a "group"and disclaims beneficial ownership of the shares of Common Stock beneficially owned by the EPHI Group. Mr. Herrick is filing this statement on his own behalf and not on behalf of the EPHI Group pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act. Any information provided in this statement with respect to the EPHI Group is based on the Issuer's public filings with the Securities and Exchange Commission and information provided by or on behalf of the EPHI Group, and Mr. Herrick disclaims all responsibility for the completeness or accuracy of such information.

ITEM 4 PURPOSE OF TRANSACTION.

     Item 4 of the Original Schedule 13D is hereby amended in its entirety as follows:

     Mr. Herrick has acquired the Common Stock, Preferred Stock and Warrants for investment purposes, and except as described below, Mr. Herrick has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

     Pursuant to a Stockholders Agreement, dated as of September 9, 1997 (the "Eurobiotech Stockholders Agreement"), among Eurobiotech Group, Inc. ("Eurobiotech"), the Issuer, Messrs. Herrick, Saloff, Feldman and Levine and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC, as stockholders of the Issuer holding a majority of the issued and outstanding Common Stock and Preferred Stock (collectively, the "EPHI Stockholders"), and Christopher Wood, Julie Wood and Warren Investments Ltd., as stockholders of Eurobiotech holding a majority of the issued and outstanding voting stock of Eurobiotech (collectively, the "Eurobiotech Stockholders"), each of the EPHI Stockholders has irrevocably agreed to vote his or its respective shares of Common Stock and


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Preferred Stock (a) in favor of the approval and adoption of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of September 9, 1997 (the "Eurobiotech Merger Agreement"), among Eurobiotech and the Issuer which provides, in part, for the merger of Eurobiotech with and into the Issuer (the "Eurobiotech Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and the stockholders of Eurobiotech receiving shares of Common stock representing 70% of the aggregate number of shares of Common Stock issued and outstanding at the effective date of the Eurobiotech Merger plus an additional 3,903,354 shares of Common Stock in respect of the conversion of certain outstanding warrants and options, (b) in favor of approval and adoption of the amendment and restatement of the Issuer's Certificate of Incorporation and Bylaws as described in the Eurobiotech Merger Agreement, and (c) against any transaction which would be inconsistent with the Eurobiotech Merger. Each of the EPHI Stockholders has agreed not to sell or otherwise dispose of any shares of Common Stock or Preferred Stock prior to the consummation of the Eurobiotech Merger or the earlier termination of the Eurobiotech Stockholders Agreement in accordance with its terms.

     Pursuant to the Eurobiotech Stockholders Agreement, the EPHI Stockholders and the Eurobiotech Stockholders have agreed that following the consummation of the Eurobiotech Merger in connection with the election of directors to the Board of Directors of the Surviving Corporation they shall each vote their shares of Common Stock of the Surviving Corporation in favor of two persons nominated by the EPHI Stockholders and five persons nominated by the Eurobiotech Stockholders.

     Pursuant to the Eurobiotech Stockholders Agreement, upon consummation of the Eurobiotech Merger, the Issuer and Messrs. Herrick and Saloff, have agreed that the Stockholders Agreement dated as of November 13, 1995 among such parties shall be terminated and of no further force and effect.

     Pursuant to the Stockholders Agreement, Mr. Herrick and the Issuer have agreed that upon consummation of the Eurobiotech Merger all shares of Preferred Stock and all Warrants held by Mr. Herrick will be redeemed and exchanged for an aggregate of 1,575,000 shares of Common Stock of the Surviving Corporation (the "Herrick Redemption Shares"). In addition, each of Messrs. Feldman and Levine have agreed with the Issuer that upon consummation of the Eurobiotech Merger all warrants to purchase shares of Common Stock owned by each of them, respectively, will be redeemed and exchanged for 160,000 shares and 90,000 shares of Common Stock, respectively (collectively, the "Other Redemption Shares," and together with the Herrick Redemptions Shares, the "Redemption Shares"). The Surviving Corporation has agreed to either (i) within 15 days of the effective date of the Eurobiotech Merger, supplement the Issuer's existing registration statement on Form S-3 to include the Redemption Shares or (ii) as promptly as practicable following the effective date of the Eurobiotech Merger, register such shares on a new registration statement for resale by the holders of the Redemption Shares, in each case in accordance with the terms of the Registration Rights Agreement (as described in the Original Schedule 13D).


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     Pursuant to the Eurobiotech Stockholders Agreement, Messrs. Herrick,
Feldman and Levine have agreed not to sell or otherwise dispose of any of the Redemption Shares, and the Eurobiotech Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock received by them in the Eurobiotech Merger, in each case for a period of 365 days after the effective date of the Eurobiotech Merger, provided that they each will be permitted to sell an amount of shares which when aggregated with all shares sold for their individual accounts within the preceding three months does not exceed the greater of (a) one percent of the outstanding shares of Common Stock of the Surviving Corporation or (b) the average weekly reported trading volume of such securities on The Nasdaq Stock Market during the preceding four calender weeks.

     Prior to the effective date of the Eurobiotech Merger, the Eurobiotech Stockholders Agreement will terminate on the earliest to occur of (i) December 31, 1997, or (ii) the date the Eurobiotech Merger Agreement is terminated in accordance with its terms. From and after the effective date of the Eurobiotech Merger, the Eurobiotech Stockholders Agreement will terminate on the earliest to occur of (a) two years from the effective date of the Eurobiotech Merger, or (b) the date on which the market capitalization of the Surviving Corporation equals or exceeds $40,000,000.

     A copy of the Eurobiotech Stockholders Agreement is attached hereto as
Exhibit 9 and is incorporated herein by reference. The description of the terms of the Eurobiotech Stockholders Agreement set forth herein is qualified in its entirety by the terms of the Eurobiotech Stockholders Agreement.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

     (a) and (b) As of September 9, 1997, Mr. Herrick may be deemed to beneficially own, on an individual basis before attribution of shares beneficially owned as part of a "group" as described below, 1,861,900 shares of Common Stock (which includes 242,950 shares of Common Stock issuable upon conversion of the Preferred Stock and 1,300,000 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 35.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,732,376 shares of Common Stock issued and outstanding as of June 30, 1997, as reported on the Issuer's quarterly report on Form 10-QSB for the quarterly period ended June 30, 1997, plus the 1,542,950 shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Except as described in Item 4 above, Mr. Herrick has the sole power to vote and the sole power to dispose of the 1,861,900 shares of Common Stock which he may be deemed to beneficially own.

     To the extent that Mr. Herrick may be deemed to be a member of a "group" with the EPHI Group pursuant to Rule 13d-5 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the shares of Common Stock currently beneficially owned by Mr. Saloff (259,199 shares of



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Common Stock and presently exercisable options to purchase 100,000 shares of
Common Stock), Mr. Feldman (692,361 shares of Common Stock and presently exercisable warrants to purchase 373,607 shares of Common Stock), Mr. Levine (25,000 shares of Common Stock), and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC (604,104 shares of Common Stock and presently exercisable warrants to purchase 187,500 shares of Common Stock) for which Mr. Herrick shares voting power pursuant to the Eurobiotech Stockholders Agreement described in Item 4 above. As of September 9,1997, the 2,241,771 shares of Common Stock beneficially owned by the EPHI Group together with the 1,861,900 shares of Common Stock beneficially owned by Mr. Herrick described above represent approximately 69.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,732,376 shares of Common Stock issued and outstanding as of June 30, 1997, as reported on the Issuer's quarterly report on Form 10-QSB for the quarterly period ended June 30, 1997, plus the 1,542,950 shares of Common Stock issuable to Mr. Herrick upon conversion of the Preferred Stock and upon exercise of the Warrants, plus the 100,000 shares of Common Stock issuable to Mr. Saloff upon exercise of certain options, plus the 373,607 shares of Common Stock issuable to Mr. Feldman upon exercise of certain warrants, and plus the 187,500 shares of Common Stock issuable to Paragon Capital Corporation upon exercise of certain warrants, in each case which may be deemed to be beneficially owned by such persons and which are deemed outstanding for purposes of this computation). Mr. Herrick shares voting power of the shares of Common Stock beneficially owned by the EPHI Group as described in Item 4 above, but has no other rights with respect to such shares and disclaims beneficial ownership of such shares and the existence of a "group."

     (c) The only transactions in any securities of the Issuer that were affected during the past sixty days by Mr. Herrick are the following transactions:

          (1) On June 6, 1997, Mr. Herrick sold 7,000 shares of Common Stock at $2.625 per share on the open market.

          (2) On July 18, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $1.50 per share on the open market.

          (3) On July 18 1997, Mr. Herrick sold 6,000 shares of Common Stock at $1.5625 per share on the open market.

          (4) On August 1, 1997, Mr. Herrick sold 10,000 shares of Common Stock at $0.5625 per share on the open market.

          (5) On August 8, 1997, Mr. Herrick sold 10,000 shares of Common Stock at $0.65625 per share on the open market.

          (6) On August 8, 1997, Mr. Herrick sold 5,000 shares of Common Stock at $0.625 per share on the open market.



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ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
       RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

     Reference is made to the Eurobiotech Stockholders Agreement described in
Item 4 above.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Original Schedule 13D is hereby amended by adding the following additional exhibit:

Exhibit 9: Stockholders Agreement, dated as of September 9, 1997, among
           Eurobiotech Group, Inc., Electropharmacology, Inc., Norton Herrick, David Saloff, Murray Feldman, George Levine, Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC, Christopher Wood, Julie Wood, and Warren Investments, Ltd.


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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  September 17, 1997                               /s/ Norton Herrick
                                                         ----------------------
                                                         NORTON HERRICK




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